Exhibit A

SETTING THE RECORD STRAIGHT REGARDING AVIAT'S HOSTILE APPROACH

AVIAT'S HOSTILE TAKEOVER ATTEMPT IS **NOT** IN THE BEST INTEREST OF CERAGON SHAREHOLDERS

01//	**Aviat's indication is not a real offer**	Aviat's "offer" is merely an indication of interest without firm financing or deal certainty
02//	**Aviat's indication is undervalued and opportunistically timed**	Low-ball indication does not reflect Ceragon's value or business momentum
03//	**Aviat's "Trojan Horse" hostile campaign violates Ceragon's Articles**	Aviat is seeking to take control of Ceragon to execute a sale at a low-ball price; however, Ceragon's Articles do not permit the appointment of five directors at this EGM
04//	**Ceragon has strong business momentum and initiatives are taking hold**	Strong backlog accumulation and new growth initiatives are expected to drive revenue growth and margin expansion
05//	**Ceragon's Board is committed to maximizing shareholder value**	Will consider all opportunities to enhance shareholder value, including a combination with Aviat, that delivers full, fair and certain value

CERAGON IS POSITIONED TO DELIVER SIGNIFICANTLY GREATER VALUE THAN AVIAT'S INDICATION

Significant Business Momentum

#1	$179MM	37%
2021 Global Share of Best-of-Breed Solutions (units)	Bookings in H1'22, of which $39MM is from North America, one of the largest markets	increase in 2Q'22 North America bookings versus 1Q'22

Advanced & Differentiated Technology

- Recently launched first virtual indoor unit in the market
- New IP-50 products expected to be launched in 2023 targeting ~40% reduced BOM costs
- Next-gen System-on-Chip (SOC) expected to be three years ahead of the market

5-Year Target Revenue of **~$500MM** and Gross Margin Target of At Least **34-36%**

DESPITE AVIAT'S MISLEADING CLAIMS
HERE ARE THE FACTS:

CERAGON'S HIGHLY QUALIFIED BOARD THOROUGHLY EVALUATED AVIAT'S INDICATION AND DETERMINED IT IS NOT IN THE BEST INTEREST OF CERAGON SHAREHOLDERS

01// Committed to Maximizing Shareholder Value

- We will consider any viable path to enhance shareholder value
- Since 2017, Ceragon has met with Aviat **multiple** times over **multiple** years in good faith (including as recently as last month)
- We are open to a potential transaction with Aviat that delivers **full, fair and certain value**

02// Aviat's Proxy Fight Violates Ceragon's Articles

- Ceragon's Articles do not permit the appointment of five directors at this EGM
- In the event that the removal of **all** three directors, as requested by Aviat, is approved, only up to three new directors may be appointed to fill any vacancies created

03// Aviat's Hand-Picked Candidates are Unqualified

- **No** relevant telecom expertise
- **No** compelling board expertise – three with no board experience, one over-boarded and one destroyed value on his only board
- Hand-picked nominees should **not** be negotiating on behalf of Ceragon's shareholders

04// Ceragon's Board has Significant Expertise in Successful M&A

- **All** directors have telecom and public company board expertise
- **6 of 7** directors have C-suite executive and operational experience
- **6 of 7** directors have private and public company M&A experience
- Recently refreshed with the addition of three independent directors at last year's AGM

05// Aviat's Low-Ball Offer Undervalues Ceragon

- Indication **significantly undervalues** Ceragon supported by precedent transactions and equity analyst price targets
- Our **largest and independent shareholder**, Joseph D. Samberg (Founder and CEO of JDS Capital), also believes that Aviat's indication of interest is **well-below** the Company's value

06// Aviat's "Trojan Horse" Campaign

- If Aviat takes control of the Board, Aviat can reduce their price (again), execute a deal that allows Aviat to walk away if unable to secure financing and destroy Ceragon from inside the Boardroom

WE URGE SHAREHOLDERS TO VOTE AGAINST THE REMOVAL OF CERAGON DIRECTORS AND AGAINST THE APPOINTMENT OF AVIAT DIRECTORS ON THE WHITE PROXY CARD AT THE EGM

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Ceragon intends forward-looking terminology, such as believes, expects, may, will, should, anticipates, plans or similar expressions to identify forward-looking statements, or other comparable terminology, although not all forward-looking statements contain these identifying words. Such statements are subject to certain risks and uncertainties, which could cause Ceragon's actual results to differ materially from those projected in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those that are described in Ceragon's most recent Annual Report on Form 20-F and as may be supplemented from time to time in Ceragon's other filings with the SEC, all of which are expressly incorporated herein by reference. Forward-looking statements relate to the date initially made, and Ceragon undertakes no obligation to update them. Ceragon's public filings are available on the Securities and Exchange Commission's website at www.sec.gov, and may also be obtained from Ceragon's website at www.ceragon.com.